Offering Statement for Med-X, Inc. ("Med- X")

Med-X, Inc. ("Med-X," the "Company," "we," or "us"), a Nevada corporation incorporated on February 24, 2014, is holding the following offering:

Target Amount: $10,002 | up to 3,334 shares
Maximum Amount: $4,999,998 | up to 1,666,666 shares
Type of Security: Common Stock
Price/Share: $3.00
Minimum Investment: $600

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $600. The Company must reach its Target Offering Amount of $10,002 by May 27, 2025 (the "Offering Deadline")[1]. Unless the Company raises at least the Target Offering Amount of $10,002 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be canceled, and committed funds will be returned.

The Offering is being made through DealMaker Securities LLC (the "Intermediary"). The Intermediary will be entitled to receive fees related to the purchase and sale of the Securities. The rights and obligations of any Purchasers of the Securities must complete the purchase process through the Intermediary. All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur[1]. You may cancel an investment commitment until up to 48 hours prior to May 27, 2025 (the "Offering Deadline"), or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Offered Shares at any time for any reason.

For inquiries related to Regulation CF securities, post general comments in the discussion board located on the landing page.

DealMaker does not make investment recommendations and no communication through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the

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[1] The Target Offering Amount of $10,002 was reached on June 25, 2024, therefore no investors will be canceled or refunded due to not meeting the Target Offering Amount threshold.

stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start- ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

Cautionary Note Concerning Forward-Looking Statements

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give The Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of The Company's industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect The Company's actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, its actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward- looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in The Company's expectations.

About This Form C

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN MED-X, INC., AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN MED-X, INC. IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "RISK FACTORS".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://medx-rx.com

The Company must continue to comply with the ongoing reporting requirements until:

1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3. the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record.
4. the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. the Company liquidates or dissolves its business in accordance with applicable state law.

1. The Company

Name of Issuer: Med-X, Inc.
Address: 8236 Remmet Avenue, Canoga Park, CA, 91304
Website: https://medx-rx.com
Number of employees: 17 employees as of June 17, 2024

2. Eligibility

The following are true for Med-X, Inc.:

1. Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
2. Not Subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
3. Not an investment company registered or required to be registered under the Investment Company Act of 1940.
4. Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer Format).

5. Has filed with the Commission and provided investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such a shorter period that the issuer was required to file such reports).
6. Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Failures of the Issuer or any of its predecessors to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding:

On November 3, 2015, The Company's Regulation A+ was declared qualified by the SEC for its proposed crowdfunding offering of common stock under the revised SEC Regulation A+ rules. As a result of the completion of the Regulation A+ offering, we became subject to certain SEC reporting requirements. We miscalculated the initial requirements for filing an annual Form 1-K. On September 2, 2016, we received notice from the SEC that we had failed to meet the Form 1-K deadline of April 30, 2016. On the next business day, we notified the SEC of the mistake and that we would get the report filed as fast as possible. We filed the Form 1-K report on September 19, 2016. Unfortunately, the SEC had issued a temporary suspension order on September 16, 2016 which we did not receive until after the 1-K filing. As such, we then terminated the offering and requested that the SEC lift the temporary suspension.

Despite filing the report, the SEC decided not to lift the temporary suspension and instead pursued an administrative proceeding to make the suspension of The Company's Regulation A+ offering permanent due to (i) the late filing and (ii) the fact that shares were sold pursuant to the qualified offering during the period when the filing was delinquent. We opposed the SEC's request for a permanent suspension and sought to vacate the temporary order via an administrative proceeding before an SEC Administrative Law Judge Jason S. Patil. Hearings on the matter were held on January 10, 2017 and January 25, 2017 and post-hearing briefing was submitted thereafter. On May 8, 2017, Judge Patil found in favor of Med-X, granting Med-X's request to vacate the temporary order and denying the SEC's request for a permanent suspension. The SEC declined to appeal the decision and thereafter issued an order, dated August 24, 2017, declaring Judge Patil's Decision final and effective.

Additionally, Med-X closed a round of funding under Regulation Crowdfunding in 2021 and was late in submitting their C-AR in 2022 for this offering. Med-X has since filed their C-AR for 2022 and is, again, eligible to utilize the Regulation Crowdfunding exemption.

4. Directors, Officers and Promoters of the Company

The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

Name and Title:

Matthew Mills, CEO, Chairman of the Board

Employee Background

Matthew Mills is currently Chairman of the Board and CEO as well as the Company's visionary. He utilizes and implements his vast experience and knowledge in product development, operations, business development, manufacturing, marketing, and crowdfunding to position the company for short-term and long-term growth.

3-Year Work History

Employer: Med-X, Inc. (primary position) Title: Chairman and CEO
Dates: February 2014 - Present

Business Responsibilities: Management & Operations

Name and Title:

Ronald J Tchorzewski, CFO and Director

Employee Background

CFO and Director of Med-X, Inc. since inception. Ron has over thirty-five years of experience in financial accounting for start-up and development companies, as well as reporting for publicly held companies from Silicon Valley and beyond. His Chief Financial Officer level support, including business plan development, capital structure, and day-to-day accounting experience positions Med-X, Inc. for financial success.

3-Year Work History

Employer: Med-X, Inc. (primary position) Title: CFO and Director
Dates: February 2014 - Present

Business Responsibilities: Financial Management & Accounting

Name and Title:

Nicholas D. Phillips, Chief Media Officer

Nick Phillips began his career in the Hollywood entertainment world before moving into digital marketing for multiple products in Los Angeles. Now, he drives the Media Divisions at Med-X, Inc. His skill set, coupled with his dedication and attention to detail, ensures solid leadership for The Company's Media and E-Commerce Divisions.

3-Year Work History

Employer: Med-X, Inc. (primary position) Title: CMO
Dates: February 2014 - Present

Business Responsibilities: Media Management & Marketing

Name and Title:

Jennifer J. Mills, President, Corporate Secretary and Director

Employee Background

Jennifer Mills has been the Director and Corporate Secretary of Med-X, Inc. since its inception and named President in 2021. Jennifer has worked for multiple companies in her career as a high-level accounting liaison as well as in Human Resources and Project Management.

3-Year Work History

Employer: Med-X, Inc. (primary position)

Title: Corporate Secretary, Executive Vice President, President Dates: February 2014 - Present
Business Responsibilities: Management & Human Resources

Name and Title:

Dr. David Toomey Chief Science Officer

Employee Background

Dr. David Toomey is the CSO of Med-X, Inc. He has been the CSO since the inception of the company in February 2014 to present as well as CEO and a board member until 2021. His principal business responsibilities are business development, product development.

<u>3-Year Work History</u>

Employer: Med-X, Inc. (primary position) Title: CSO and Director
Dates: February 2014 - Present

Business Responsibilities: Management & Product Development

Name and Title:

Dr. Allan Kurtz, Director

<u>Employee Background</u>

Dr. Allan Kurtz is board-certified in internal medicine and has owned and operated Allan Kurtz, a Professional Medical Corporation since 1986. Dr. Kurtz has been the Medical Director of Warner Medical Center and the California Center of Longevity Medicine. He is also a long-time member of the American Osteopathic College of Internal Medicine.

<u>3-Year Work History</u>

Principal Occupation: Doctor of Internal Medicine (primary position) Employer: Allan Kurtz, a Professional Medical Corporation
Dates: February 1986 - Present

Business Responsibilities: Director

Name and Title:

Frederick Dashiell, Director

<u>Employee Background</u>

Dr. Frederick Dashiell has held various teaching positions at educational institutions such as Chapman University in Orange, CA, University of California at Los Angeles, and California Institute of Technology. Frederick has also had various positions as a computer scientist as well as research scientist in the private sector. Frederick received a Bachelor of Science degree in physics from the University of North Carolina at Chapel Hill in 1963 and a Ph.D. in mathematics from the University of California at Berkeley in 1973.

<u>3-Year Work History</u>

Principal Occupation: Adjunct Professor (primary position)
Employer: Chapman University
Dates: February 2010 - Present

Business Responsibilities: Director

Name and Title:

Michael Kuntz, Director

Employee Background

Mr. Kuntz is currently Managing Director of Young America Capital, a boutique investment bank focused exclusively on middle- market growth companies, a position that he has held since 2016.

3-Year Work History

Principal Occupation: Managing Director (primary position)
Employer: Young America Capital
Dates: Since 2016 - Present Business

Responsibilities: Director

Name and Title:

Dr. Morton I. Hyson, Director

Employee Background

Dr. Morton Hyson is in private practice as a Board-certified Neurologist in Las Vegas, Nevada. He is also a Clinical Assistant Professor at Touro University in San Francisco, CA, where he has been educating since September 2000. His professional Associations include the American Medical Association, the American Academy of Neurology, the American Academy of Neurological and Orthopedic Surgeons, the American Headache Society.

3-Year Work History

Principal Occupation: Neurologist (primary position)
Employer: Private Practice
Dates: February 1990 - Present

Business Responsibilities: Director

5. Principal Security Holders

The following provides the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control - as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

Principal Security Holder Name

Matthew Mills

Securities

821,876 shares of common stock AND 31,250 options AND 10,000 shares of Series A preferred stock

Security Class

Common Stock AND Series A preferred stock

Voting Power

53.2%

6. Business and Anticipated Business Plan

The following describes in detail the business of the issuer and the anticipated business plan of the issuer.

General: Med-X, Inc. ("Company") is a Nevada corporation formed in February 2014, engaged in the business of green scene product development, distribution, and marketing. Its business has

expanded significantly since the closing of its merger with Pacific Shore, its affiliate, on April 16, 2018. The Company and Pacific Shore Holdings, Inc. ("Pacific Shore") have developed a series of proprietary natural "green" branded products under division names Nature-Cide, Thermal-Aid and Malibu Brands. Nature-Cide products are all natural essential oil blends of indoor and outdoor pesticide/insecticide/repellent developed for multiple industries, including but not limited to professional pest control, turf care, janitorial, hospitality, transportation and agriculture, as well as the hemp and cannabis cultivation industry. Thermal-Aid, Thermal-Aid Zoo® and the Thermal-Aid Headache Relief System® are 100% natural heating/cooling pain and physical therapy modality products for painful ailments affecting adults, children and animals. Nature-Cide and Thermal-Aid are distributed through ecommerce platforms and through national distribution outlets positioned around the United States. The Company's Malibu Brands' division's initial products are all natural homeopathic topical botanical blends that include essential oils. The first product in the Malibu Brands category is "Pacific Pain Relief Cream" which is available through various e-commerce platforms. The Company also operates the MJT Network® through the Company's online media platform, www.marijuanatimes.org, which publishes high quality media content to generate revenue from advertisers and traffic optimizing venues. The MJT Network includes smartphone and tablet applications and also publishes a daily news video through social and news applications. The Company only yields revenue from published stories and does not allow any solicitation of any federally banned substances or paraphernalia.

The Company expects the demand for its proprietary products to increase significantly.

The Company and Pacific Shore, its wholly subsidiary, are currently generating revenue from the Nature-Cide, Thermal-Aid, Malibu Brands and divisions.

Acquisition of Pacific Shore: On April 16, 2018, Med-X closed an Agreement of Merger and Plan of Reorganization with its affiliate, Pacific Shore Holdings, Inc., pursuant to which Pacific Shore has become a wholly owned subsidiary of the Company. The merger did not result in significant dilution to Med-X shareholders upon its closing on April 16, 2018. In order to mitigate dilution to existing Med-X shareholders, the Company's CEO, Matthew Mills, and Pacific Shore collectively tendered to Med-X for cancellation of approximately 56.8 million outstanding shares of Med-X common stock. Upon closing of the merger, the Company issued to Mr. Mills 10,000 shares of newly authorized super voting Series A Preferred Stock of Med-X, having de minimis economic rights (i.e., no conversion right, no dividend rights, and virtually no liquidation preference), but conferring on him 51% voting control of Med-X. Company plans to continue similar efforts to acquire other companies that have similar business models of developing natural products, as well as offering pest control services nationally. The Company's management believes it can create strong value for shareholders by acquiring similar companies that have growing revenues and assets.

Terms of the Merger: On December 15, 2017, Med-X, Inc. entered into an Agreement of Merger and Plan of Reorganization (the "Merger Agreement") with Pacific Shore Holdings, Inc., a Delaware corporation ("Pacific Shore"), and Med-X Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of the Company ("Merger Sub"), by which the Company acquired Pacific Shore (the "Merger"). At the closing of the Merger on April 16, 2018, Pacific Shore became a wholly owned subsidiary of the Company. The Merger Agreement had been approved by the Board of Directors of both the Company and Pacific Shore. See 1-U, filed by the Company with the Commission, dated December 15, 2017, reviewable at www.sec.gov.

The primary sources of revenue for Med-X and Pacific Shore moving forward are expected to be the proceeds from continued sales of Nature-Cide, Thermal-Aid and Malibu Brands through the Company's national distribution channels. The Company has launched various online sales venues for this purpose, such as www.naturecide.com, www.thermalaidproducts.com, www.malibu-brands.com. The Company plans to aggressively market its Nature-Cide, Thermal-Aid and Malibu Brands products.

Nature-Cide: Med-X / Pacific Shore manufactures and distributes two 100% natural essential oil products owned by us, under the trade name Nature-Cide ("Nature-Cide") comprised of various essential oils such as cedar oil, cinnamon oil, clove oil, cottonseed oil and other natural ingredients. Nature-Cide is a pleasantly aromatic, chemical free insecticide/pesticide/miticide/ nematicide and repellent that kills or deters a variety of different pests, including cockroaches, bed bugs, ants, spider mites, white flies, caterpillars and other pests. Nature-Cide products are currently being deployed nationally by professional pest control operations within various industries including but not limited to general commercial/residential, janitorial, turf care, hospitality, transportation and agriculture. Nature-Cide products are proven in commercial and residential environments and kill or deter a wide variety of household insects including, flies, fleas, and mosquitoes, which sometimes can carry deadly diseases.

Nature-Cide contains no harmful poisonous chemicals to humans most found in many other insecticides and insect repellents. In addition to cedar oil, cinnamon oil, clove oil and cottonseed oil, Nature-Cide may also contain citronella oil, garlic oil, mint oil, peppermint oil, geranium oil, lemongrass oil, and rosemary oil, all of which are recognized by the EPA as FIFRA 25b MINIMUM RISK PESTICIDE compounds. The Nature-Cide All Purpose formula is an insecticide that kills various insects on contact, including but not limited to ants, fleas, mites, slugs, snails, silverfish, mosquitoes, cockroaches and a variety of other insects. The Nature-Cide Pest Management X2 formula also acts as an effective repellent for other insects, reptiles and rodents.

Nature-Cide products have been field tested for over seven years on ranch homes in the Santa Monica Mountains in California, from Bel Air to Malibu as well as being third party tested in laboratory settings. Nature-Cide's research and development and field testing has evolved into a Pest Management Service, a division of Pacific Shore, and is now recognized and licensed in the State of California as a state applicator with a Qualified Applicators License# 133658 for agricultural and landscape use in commercial and residential settings.

Nature-Cide products have been tested in various regions across the United States and in countries including Singapore, Philippines, Australia and Mexico with positive results by multiple pest control companies, hotel and motel operators, agricultural personnel for various pests, and fire department personnel for snake control. Extensive testing by us and an independent third-party laboratory also indicates that Nature-Cide products kill or deter a wide variety of pests, including but not limited to bed bugs, ants, fleas, ticks, cockroaches, crickets, mosquitos and stink bugs, while repelling and or deterring various birds, rodents, and reptiles.

After years of research and development, in February 2014, members of the management team and employees became certified and licensed pest control applicators in California for agricultural commercial pest control. In July 2015, The Company received its pest control business main license and officially launched as a California licensed pest control company in Los Angeles, California. In 2016, The Nature-Cide Service Team became licensed to maintain landscaping in residential and commercial settings and Nature-Cide Service Team obtained its applicator license, which allows them to provide pest control services for exterior structures and all types of landscape and turf. The Company's pest management service is growing and is servicing numerous ranch style and upscale homes and properties in Los Angeles and Ventura Counties. Management's intention is to franchise, license and/or otherwise partner with other pest control service companies to offer the services and methods of the Nature-Cide service division as the Nature-Cide brand matures in the pest control, janitorial, transportation, and hospitality arenas. The Company also plans to increase its service footprint nationally by acquiring other established pest control service businesses that practice Integrated Pest Management (IPM) protocols, if and when the Company has sufficient capital or financing to do so.

In early 2014, The Company began registering its Nature-Cide products with multiple state Environmental Protection Agency ("EPA") offices around the country. The Brands Ready to Use Nature-Cide All-Purpose Insecticide, Flea & Tick Insecticide, and Nature-Cide All-Purpose Commercial Concentrate in one- and five-gallon containers for indoor and outdoor professional use were its first products to be registered with state EPA offices in 41 states. In 2016, The Company registered its Nature-Cide Ready to Use Outdoor insecticide as well as its Pest Management X2 Commercial Concentrate in 64oz, two and a half, five, and 55 gallons for outdoor professional use. In 2018, Pacific Shore developed and released two new products, the Nature-Cide Insecticidal Dust for indoor and outside use, and Nature Cide Pest Management Granular, for outdoor use. Both of the products are also in the process of being registered where applicable.

In a 2019 study published by the Journal of the Florida Mosquito Control Association, the Nature-Cide All-Purpose Concentrate outperformed all other products in a testing protocol on Aedes albopictus, also known as the Asian Tiger Mosquito. Until recently, only the use of toxic pyrethroids with brand names such as Onslaught (produced by MGK), Cyzmic CS (produced by Control Solutions Inc.), Delta-Gard (produced by Bayer), and others in the respected chemical manufacturing world, have been the only option for barrier sprays in mosquito control world-wide. In light of the suggestion of the published study stating "the positive results using Nature-Cide as an outdoor residual treatment in this study demonstrates that botanically based formulations are ready to be investigated further and possibly incorporated operationally into mosquito control programs", the Nature-Cide liquid concentrates are undergoing various toxicity testing as a first step to enable the product to be exported. The concentrated formula is already registered with multiple state EPA

offices where required for use and sale. The product is being offered to Vector Control companies available in multiple countries that are requesting importation.

https://cdn.shopify.com/s/files/1/0016/5271/9671/files/nature-cide-mosguito-study-florida.pdf?2310

Currently the Nature-Cide products are positioned with national distributors including Target Specialty Products (TSP), Veseris (YES), Ensystex (EST) and Forshaw (FOR). Nature-Cide and its distributors have been able to promote Nature-Cide as a recognizable product line in the pest control industry in multiple states, as well as to promote the brand in social media (i.e., Facebook, Twitter, and Linkedin) as the newest highly regarded and one of the fastest growing green products in the professional pest control industry. Target Specialty Products, headquartered in Santa Fe Springs, California has approximately 35 distribution centers nationally, and Veseris, Ensystex and Forshaw collectively have approximately 35 distribution centers nationally.

Thermal-Aid: In addition to The Company developing its own products, it also currently owns an exclusive worldwide royalty free license to sell a 100% natural therapeutic heating/cooling treatment pack called Thermal-Aid ("Thermal-Aid"). Thermal-Aid is a clinically proven microwaveable heat treatment modality that doubles as a cold therapy source to assist with reducing swelling and relieving pain. In a four-month, 96 patient clinical trial, the Thermal- Aid arthritis packs proved to reduce arthritis medications by 20% and it was perceived to have a 35% reduction in pain. During 2014, the entire Thermal-Aid product line, which includes 23 different configurations, became eligible for Flexible Spending Accounts for consumers nationally as well as being eligible for Worker Compensation reimbursement for patients nationally. The Brands full line of Thermal-Aid products is currently available through the Cardinal Health Distribution network. The Brands Thermal-Aid Zoo Animals are also available at all California Kroger owned Ralphs Grocery Pharmacy locations as well as Colorado Kroger owned King Soopers locations, Utah Kroger owned City Market locations, and Kroger locations in Georgia. The Company continues to negotiate with Kroger to place the Thermal-Aid products in all Kroger chains nationally. Thermal-Aid has been seen on the Home Shopping Network and on NBC's ShopHQ. In addition, the Thermal-Aid Zoo infomercial was a national television campaign in the "As Seen on TV' category and is still used for social media marketing. The Thermal-Aid products are for sale to consumers worldwide via the Internet and through domestic and distribution channels. The Company is currently selling Nature-Cide, Thermal-Aid and Malibu Brands online through various web sites including but not limited to Amazon.

The President and CEO of Pacific Shore, Matthew Mills, completed the assignment of two trademarks which he acquired for "Thermal-Aid" and "Nature's Therapeutic Source."

On June 22, 2012, The Company entered into an exclusive license agreement with Dr. Morton I. Hyson, M.D., P.C., d.b.a. Hyson Medical Products, pursuant to which The Company was granted an exclusive license to utilize three patents currently owned by Dr. Hyson: (1) Device and Method for Treatment of Headache - 5,700,238 (December 23, 1997), (2) Medicated Wrap-6,313,370 (November 6, 2001), and (3) Medicated Wrap-7,186,260 (March 6, 2007). The Company is using the technology and case study covered by these patents to market additional proprietary private label consumer products under the brand to address headache pain relief, both migraine and tension. Dr. Hyson already sells his own line of headache pain relief and medicated wrap products for consumers. The Company have a license to utilize these patents for any

branded products developed by The Company during the term of the license agreement. For such branded products, Dr. Hyson receives a license fee equal to 5% of net sales made by us of those products. The Company owns the intellectual property to all of its branded products developed under this license agreement. The initial term of the license agreement is five (5) years with options exercisable for one-year extensions, subject to termination after two (2) years ifby then The Company has not brought a branded product to market. The Company commercialized this technology within two (2) years by the launch of its Thermal-Aid Headache Relief System. The Company continues to recognize the agreement with Dr. Hyson, although there is no formal agreement in place.

MJT Network: The Company also operates the MJT Network® through the Company's online media platform, www.marijuanatimes.org, which publishes high quality media content to generate revenue from advertisers and traffic optimizing venues. The network includes smartphone and tablet applications and also publishes a daily news video through social and news applications. The Company only yields revenue from published stories and does not allow any solicitation of any federally banned substances or paraphernalia.

Competition: The Company expects competition to intensify further in the future. Barriers to entry are relatively low. Current and new competitors can launch new products and can compete in the marketplace. The Company and its Brands currently compete or potentially will compete with a number of other companies whose sales will increase in the future, many of which are larger and possess greater human and capital resources than The Company, and already have well established brand recognition. The Company and its Media Platforms face competition for readers and advertisers for the online news publications.

Nature-Cide will encounter intense competition from other all-natural and chemical-based pesticides that have been on the market for years, including those designed for the agricultural markets. Management believes it can compete effectively, but it cannot assure that competition will not impair the maintenance and growth of the planned businesses.

Property: The Company currently leases approximately 30,000 square feet of office and warehouse space located at 8236 Remmet Avenue, Canoga Park, California 91304. The lease expires October 14, 2025.

Seasonality: Nature-Cide is likely to have high sales volumes during the spring and summer months when insects and pests are more likely to be present and agricultural operations are at their peak. Lower sales volumes may be experienced at other times during the year.

Funding Arrangements

On August 5, 2021 (the "Effective Date"), we entered into a Share Purchase Agreement (the "SPA") with Gem Global Yield LLC SCS ("GEM" or the "Purchaser") and Gem Yield Bahamas Limited ("GYBL"). Pursuant to the SPA, we may sell to the Purchaser from time to time up to $100,000,000 (the "Aggregate Limit") in shares of our common stock Pursuant to the SPA, the Company may issue a draw down notice pursuant to which the Company may sell the Purchaser an

amount of shares that shall not exceed 400% of the average daily trading volume for the 30 days immediately preceding the Draw Down Exercise Date (as defined in the SPA). The per share price shall equal 90% of the average applicable Daily Closing Price (as defined in the SPA) of the Company's common stock during the applicable draw down pricing period. Following the listing of the Company's common stock on Nasdaq, the Company may issue a Draw Down Pricing Period (as defined in the SPA) for up to $10,000,000 of the Aggregate Limit (as defined in the SPA). Unless earlier terminated as provided thereunder, the SPA terminates automatically on the earliest of (i) thirty-six (36) consecutive months from when we list on a national securities exchange; (ii) five (5) years from the Effective Date (as may be extended as provided in the SPA), and (iii) the date the Purchaser shall have purchased the Aggregate Limit. We have agreed not to make any Draw Downs for 90 days after the date of this prospectus and not to Draw Down in excess of $20,000,000 during the first 12 months following the date of this prospectus.

Pursuant to the SPA, in consideration for these services, we agreed to pay GEM and GYBL the following consideration: a Commitment Fee equal to two percent (2%) of the Aggregate Limit (the "Commitment Fee"), deliverable as described in the SPA. The Commitment Fee may be paid in cash from the proceeds of the Draw Downs (as defined in the SPA) or in freely tradeable shares of common stock of the Company valued at the Daily Closing Price at the time of such payment, at the option of Med-X. Med-X shall pay one percent (1%) of the Commitment Fee on or before the twelve (12) month anniversary of the Public Listing Date (as defined in the SPA), and Med-X shall pay the remaining amount of such Commitment Fee on or before the twenty (20) month anniversary of the date our shares of common stock are listed on a national securities exchange. On the Effective Date, we issued GEM a warrant granting GYBL the right to purchase shares of our common stock having an expiration date that is the third anniversary of the date our shares are listed on Nasdaq, granting GYBL the right to purchase, at the exercise price and upon the terms set forth more fully in the SPA, up to the number of shares of common stock that is equal to 4% of the total number of common stock outstanding as of the date our shares of common stock are listed on a national securities exchange.

Pursuant to a Registration Rights Agreement, dated August 5, 2021, between us, the Purchaser and GYBL (the "Registration Rights Agreement"), no later than three (3) months following the date on which our shares of common stock are first listed to trade on Nasdaq (the "Filing Deadline"), we are obligated to file a registration statement with the SEC to register the shares of common stock issuable pursuant to the SPA. Pursuant to the Registration Rights Agreement, we are obligated to have the registration statement declared effective by the SEC on the earlier of (A) the 60th calendar day after the earlier of (1) the Filing Deadline and (2) the date on which the registration statement is filed with the SEC and (B) the fifth business day after the date the Company is notified by the SEC that the registration statement will not be reviewed.

Recent Developments

On September 15, 2023, the Company entered into an Agreement with Joseph Winograde to acquire 49% of the outstanding capital stock of Napco Painting Contractors, Inc. ("Napco"). On December 13, 2023 and March 15, 2024, the Company and Mr. Winograde entered into amendments to such agreement (as amended, the "Napco SPA"). Napco is wholly owned by Mr. Winograde. Pursuant to the Napco SPA, in exchange for the 49% interest in Napco, the Company agreed to pay Napco $500,000 in cash within two business days following the Company being listed on a national securities exchange and issued a convertible promissory note, which was also amended on December

13, 2023 and March 15, 2024 (as amended, the "Napco Note") in the principal amount of $2,500,000 (collectively, the "Napco Transaction"). The Napco Note will convert into shares of common stock of the Company at the closing of the Company's successful listing on a national securities exchange and based on the initial public offering or referral price. The Napco Note bears a 4.0% annual interest rate. In connection with the Napco Transaction, the Company, Napco and Joseph Winograde entered into a Purchaser's Rights Agreement on September 15, 2023 (the "Purchaser's Rights Agreement") which provides the Company certain protections as a minority stockholder of Napco.

In the event that the Company's common stock is not trading on a national securities exchange by December 31, 2024, the Napco Note may be cancelled and the Napco SPA can be terminated and unwound unless otherwise agreed to by the parties. The Napco Transaction closed on September 15, 2023 and was deemed effective for accounting purposes on October 1, 2023.

On December 13, 2023, the Company and Napco entered into Amendment No. 1 to the Promissory Note as well as Amendment No. 1 to the Agreement for the Purchase and Sale of Capital Stock providing for an extension of the listing date for the common stock of Napco for an additional 90 days through March 14, 2023. Subsequently, on March 14, 2024, the Company's and Napco's Amendment No. 1 to the Promissory Note as well as Amendment No. 1 to the Agreement for the Purchase and Sale of Capital Stock expired. The Company is negotiating a renewal to both Amendments. As a result, the transaction set out above has been unwound as of the issue date of these financial statements, retroactively impacted to December 31, 2023 and the Company's financial results for the year ended December 31, 2023 do not include an investment in Napco.

Napco is an environmentally friendly commercial and residential painting company operating in the Napa Valley region of Northern California for over 20 years. Napco customers include many established wineries, resorts, commercial buildings, restaurants, housing projects, historical building and estate properties. In early 2022, the Company's Nature-Cide division began development of a unique Nature-Cide insecticidal painting additive which can be blended into paint/stains which repels various wood destroying insects, pests and birds. The Company is in its second generation formulation and expects to begin efficacy testing to prepare for state environmental protection agency office registration with hopes of releasing for sale and commercial use in mid to late 2024. The Company believes that the Napco painting platform will enable the Company to test and showcase the insecticidal paint additive product's effectiveness within the painting industry, which includes the painting manufacturing sector as well as other painting contractors nationally through the existing clients of Napco. The Company also intends to implement a Nature-Cide pest control service business from within Napco, similar to the Nature-Cide services in Southern California. The Company will assist Mr. Winograde and Napco in obtaining all necessary pest control licenses for its personnel as well as in building a service truck to jump start this new service division utilizing the Company's products in Northern California. Napco employees will also be taught to use the Company's full line of Nature-Cide products, and the Company will utilize its California license to facilitate this new Nature-Cide service division within Napco. Joseph Winograde is the brother of Lester Winograde who is an outside attorney for the Company handling general legal and business affairs.

On September 25, 2023, the Company entered into an international distribution agreement with the Australian arm of Ensystex, Inc., one of our current United States distribution partners located in Fayetteville North Carolina ("Ensystex"), effective October 1, 2023. Ensystex has been purchasing Nature-Cide products in bulk from the Company for over one year. From the beginning

of the distribution relationship, Ensystex has been marketing the Nature-Cide products on a national basis through mainstream pest control media outlets such as PCT (Pest Control Technology) and PMP (Pest Management Professional) magazines, which along with Ensystex's current customer base, continues to draw regular sales of the Nature-Cide products to pest control operators nationally. The Company has been testing the Nature-Cide products in various regions for several years with multiple pest control professionals that have a relationship with both Ensystex and the Nature-Cide division of Med-X, Inc. The new distribution relationship will cover the following countries: Australia and associated islands, United Arab Emirates, Qatar, French Polynesia, New Caledonia, New Zealand, Fiji, Singapore, Malaysia, Brunei Darussalam, Philippines, Thailand, Laos, Myanmar (Burma), Indonesia, Hong Kong, Macau, Vietnam, Cambodia, South Africa, Mauritius, Seychelles, Maldives, Botswana, Zimbabwe, Namibia, Iraq, Israel and the Democratic Republic of Congo. Ensystex will be responsible for obtaining and maintaining any and all regulatory registrations and or authorizations that are required to sell or use Nature-Cide products within any country or political subdivision within the geographical areas listed above. All expenses associated with the approval or authorization process will be borne by Ensystex. Ensystex will continue, at its expense, to engage and maintain a sales and service organization in all of the territories above, which are to be staffed with such experienced personnel as are necessary to enable Ensystex to perform its obligations under the agreement. Ensystex will ensure that its sales and service force have proper knowledge in the field of pest control and are adequately trained in the nature and use of the Nature-Cide products.

In January 2023, one of our Nature-Cide distribution customers, Pest Control Supplies, came forward with a plan to begin registration of the Nature-Cide products within the Caribbean Island countries. As of January 2024, product applications for Nature-Cide All-Purpose Commercial Concentrate, Nature-Cide Granular, Nature-Cide Insecticidal Dust, and Nature-Cide Pest Management X2 Concentrate have been submitted for registration in Barbados, St. Lucia, Trinidad and Guyana. In May 2023, with an approval of the above products in Guyana, the first order in Guyana was shipped.

Our Board has approved a 1-for-16 reverse stock split of our outstanding common stock. The Company implemented the reverse stock split effective April 16, 2024. The ratio of the reverse split was arrived at in order to achieve a valuation that the Company believes would be acceptable to potential investors.

Each occurrence of financial information outside of the financial statements applies on a post-split basis. The reverse stock split will not impact the number of authorized shares of common stock which will remain at 300,000,000 shares. Unless otherwise noted, the share and per share information in this prospectus reflects, other than in our financial statements and the notes thereto, a proposed reverse stock split of the outstanding common stock and treasury stock of the Company at a 1-for-16 ratio to occur immediately prior to the effective time of the Reg CF becoming effective.

Risk Factors

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, The Company urges you to carefully consider the risks described in this section and other factors

set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

Med-X, Inc. has a limited operating history, which makes it difficult to accurately evaluate our business prospects.

We were formed in February 2014 to originally engage in the business of (a) publishing content about the cannabis industry, primarily online, for industry participants and the general public, (b) growing and selling cannabis on a wholesale basis, initially for the California medical cannabis market, which the Company may engage in if the federal government declares it legal to do so, (c) supplying related agricultural products to other commercial cannabis growers which the Company may already be engaged in by supplying its Nature-Cide pest control products to cannabis and hemp cultivators through the Company's national distribution venues, and (d) developing and selling commercial medicinal supplements based on beneficial compounds extracted from cannabis if the federal government declares it legal to do so. Because the federal government has not legalized marijuana and the FDA has not clarified its position with respect to CBD products, the Company has not moved forward with engaging in the CBD or marijuana businesses. We launched our cannabis news website, and commenced marketing Nature-Cide, but have not yet launched the other components of our original business plan.

The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on The Company's business operations and revenue projections.

There is an ongoing outbreak of a novel and highly contagious form of coronavims ("COVID- 19"), which the World Health Organization declared a global pandemic on March 11, 2020. The outbreak of COVID-19 has caused a worldwide public health emergency with a substantial number of hospitalizations and deaths and has significantly adversely impacted global commercial activity and contributed to both volatility and material declines in equity and debt markets. The global impact of the outbreak is rapidly evolving, and many national, state, and local governments have reacted by instituting mandatory or voluntary quarantines, travel prohibitions and restrictions, closures or reductions of offices, businesses, schools, retail stores, restaurants, and other public venues and/or cancellations, suspensions and/or postponements of certain events and activities, including certain non-essential government and regulatory activities. Businesses are also implementing their own precautionary measures, such as voluntary closures, temporary or permanent reductions in work force, remote working arrangements and emergency contingency plans.

Such measures, as well as the general uncertainty surrounding the dangers, duration, and impact of COVID-19, are creating significant disruption to supply chains and economic activity, impacting consumer confidence and contributing to significant market losses, including by having particularly adverse impacts on transportation, hospitality, healthcare, tourism, sports, entertainment and other industries dependent upon physical presence. Technological infrastructure has, and will likely continue to be, strained for so long as mandatory or voluntary quarantines are instituted, which will change, and potentially disrupt, the operations of the Company. As COVID-19 continues to spread, potential additional adverse impacts, including a global, regional or other economic recession of indeterminate duration, are increasingly likely and difficult to assess and, if the spread of COVID-19 is prolonged, it could adversely affect many economies, global financial markets and the Company even after COVID-19 is contained.

The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on many factors, all of which are highly uncertain and cannot be predicted. Those factors include the duration and scope of the resulting public health emergency; the extent of any related restrictions implemented; the impact of such public health emergency on overall supply and demand, goods and services, investor liquidity, consumer confidence and levels of economic activity; and the extent of its disruption to important global, regional and local supply chains and economic markets. The effects of the COVID-19 pandemic may materially and adversely impact the value, performance and liquidity of the Company.

In addition, COVID-19 and the resulting changes to global businesses and economies likely will adversely impact the business and operations of the Company and therefore the business and operations of the Company. Certain businesses and activities may be temporarily or permanently halted as a result of government or other quarantine measures, voluntary and precautionary restrictions on travel or meetings and other factors, including the potential adverse impact of COVID-19 on the health of key personnel.

Regulatory changes and uncertainties.

The Company operates in a highly regulated industry subject to substantial change. In addition, both its labor and customer base are licensed and regulated by local, state, and federal governments. Policies may be changed for several reasons including, but not limited to economic conditions, public safety, socio-political factors, and such. As policy changes are made by regulators, there is no guarantee that the company will be able to provide services in its current form, which may place a substantial hardship on operations, causing an Investor to lose all or a portion of their investment.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If The Company is not able to raise sufficient capital in the future, it may not be able to execute its business plan, The Company's continued operations may require a significant pivot in strategy and execution, which could cause an Investor to lose all or a portion of their investment.

The Company may face potential difficulties in obtaining capital.

The Company may have difficulty raising needed capital in the future as a result of, among other factors, its lack of revenue, as well as the inherent business risks associated with The Company and present and future market conditions.

The Company's success depends on the experience and skill of its management and other key personnel.

In particular, The Company is dependent on its management team. The loss of the principals or any other key personnel could harm the Company's business, financial condition, cash flow and performance. Accordingly, you should not invest in the Company unless you are willing to entrust all aspects of the management of the Company and the investment decisions they make on behalf of the Company.

Damage to The Company's reputation could negatively impact the business, financial condition and results of operations.

The Company's reputation and the quality of its brand are critical to its business success and will be critical to its success as it forms and advises new markets. Any incident that erodes confidence in the brand could significantly reduce the Company's value and damage the business. The Company may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to its interests or may be inaccurate, each of which may harm The Company's performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correct.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that The Company's Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early[1].

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[1] The Target Offering Amount of $10,002 was reached on June 25, 2024, therefore no investors will be canceled or refunded due to not

meeting the Target Offering Amount threshold.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on all the proceeds cleared of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Although Investors will have no right to voluntarily withdraw capital from the Company or withdraw their Securities, in certain circumstances they may be forced to withdraw from the Company.

An Investor may be forced to withdraw from the Company if the Company reasonably determines that it is necessary or desirable to do so in order to comply with applicable law or regulations, or to avoid a material adverse effect on the Company or the other holders of securities in the Company.

Investors will have no right to control the Company's operations.

The Investors will have no opportunity to control the day-to-day operations of the Company, including, without limitation, the investment and disposition decisions of the Portfolio Companies. In order to safeguard your limited liability for the liabilities and obligations of the Company, you must rely entirely on the Manager and Principals to conduct and manage the business affairs of the Company

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Company may never undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never undergo a liquidity event such as a repurchase of the Securities by the Company, a sale of the Company or an initial public or coin/token offering. If a liquidity event does not occur, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities have no voting rights or ability to direct the Company or its actions.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company may issue additional equity to third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount.

Such dilution may reduce the Investor's economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

The Securities may be substantially different from other equity securities offered or issued by the Company.

The Securities may be materially different from the other equity securities of the Company in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. The Securities may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred membership interests, have been paid in full. Neither holders of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH THE COMPANY CONSIDERS IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON MED-X, INC. AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

The Offering

Minimum Amount of the Securities Offered	3,334
Total Amount of the Securities Outstanding After Offering (if target amount after the offering met)	18,269,277
Maximum Amount of the Securities Offered	1,666,666
Total Amount of Securities Outstanding After Offering (if target amount after the offering met)	19,935,943
Price Per Security	$3.00
Minimum Individual Share Purchase Amount*	$600.00
Offering Deadline	May 27, 2025
Use of Proceeds	See Question 8
Voting Power	See Question 13

*The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

Med-X, Inc. ("Company") is offering securities under Regulation CF, through Intermediary. Intermediary will receive cash compensation equal to 8.5% of the value of the securities sold through Regulation CF, fixed fees of $32,500 and a monthly fee of $2,000 for software and account management.

Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,002 and $4,999,998 through an offering under Regulation CF. Specifically, if The Company reaches the Minimum Raise Amount of $10,002, it may conduct the first of multiple or rolling closings of the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after closing, will only impact investments which have not yet to be closed.

In the event The Company fails to reach the minimum offering amount of $10,002, any investments made under the offering will be canceled and the investment funds will be returned to the investor.

7. Purpose of this Offering:

If the maximum offering amount is raised, the anticipated use of proceeds is as follows in Section 8.

8. Intended Use of Proceeds from this Offering

	% of Capital if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Capital if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Offering Commission and Fees**	8.5%	850.17	8.5%	$424,999.83

Net Proceeds		**9,151.83**		**$4,574,998.17**
Acquisitions	20%	$ 2,000	20%	$1,000,000
Marketing	20%	$ 2,000	20%	$1,000,000
Working Capital	25%	$ 2,500	25%	$1,249,999
Hiring of Key Personnel	10%	$1,000	10%	$500,000
Registration of Products	25%	$ 2,500	25%	$1,249,999
Research & Development	*N/A*	*N/A*	*N/A*	*N/A*
Total	100%	$10,002	100%	$4,999,998

*The Company reserves the right to change the above use of proceeds if management believes it is in the best interest of the Company.

** The Commission and Fees are reflected at 8.5%, but do not include the fixed fees or monthly fees described as compensation to the Intermediary.

9. Description of How the Issuer will Complete the Transaction and Deliver Securities to the Investors:

Transfer Agent - In entering into an agreement on the Intermediary's platform to purchase securities, both investors and the Company must agree that a transfer agent, which keeps records of The Company's outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed) or that the Company is capable of maintaining investment records on their own. In this Case, Med-X will be utilizing Vstock Transfer, LLC as their transfer agent.

10. Description of how an Investor Can Cancel an Investment Commitment:

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering. Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at

its target date. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment)[1]. If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled, and the committed funds will be returned.

11. Description of The Company's Ability to Perform Multiple Closings or Rolling Closings for the Offer:

The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Ownership and Capital Structure

The Offering

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal

to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply

[1] The Target Offering Amount of $10,002 was reached on June 25, 2024, therefore no investors will be canceled or refunded due to not meeting the Target Offering Amount threshold.

12. Terms of the Securities being Offered:

Target Amount: $10,002 | up to 3,334 shares
Maximum Amount: $4,999,998 | up to 1,666,666 shares

Type of Security: Common Stock
Price/Share: $3.00
Minimum Investment: $600

13. Voting Rights and Proxy:

One vote per share.

14. Voting Limitations: See Section 13.

15. Modification of the Terms of the Securities being Offered:

Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:
- to the issuer;
- to an accredited investor;
  as part of an offering registered with the U.S. Securities and Exchange Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.
- The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the

xxx

purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

16. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Amount Authorized	Amount Outstanding	Reserved Options	Convertible Note/SAFEs	Voting Rights
Common	300,000,000	18,269,277	246,806	N/A	Yes
Preferred	10,000,000	10,000	N/A	N/A	Yes

Options, Warrants and Other Rights

17. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company)

18. Are there any differences not reflected above between the securities being

offered and each other class of security of the issuer?

These are common stock that come with voting rights. These shares are the same as all other common stock outstanding. However, there are also preferred shares outstanding that have different rights identified in the bylaws (see attachment). If shares are owned for less than one year, the shares are restricted.

19. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

The holder of a majority of the voting rights in the company may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

20. How are the securities being offered valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The securities being offered are valued at the issuer's discretion. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain degree of guesswork. Any of these methods, plus others, may be used to determine valuation in the future:

Liquidation Value - The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets.

Book Value - This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are

very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain, and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment would go down.

21. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The company's Certificate of Incorporation or Bylaws can be amended by the holders of a majority of the issued and outstanding shares of the Company. As minority owners, the crowdfunding investors are subject to the decisions made by the majority owners. The issued and outstanding shares of common stock give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as, among other things: (a) the liquidation, dissolution or winding up of the company, or effecting any merger or consolidation; (b) amendment of any provision of the Certificate of Incorporation or Bylaws; (c) creation and issuance of other securities having rights, preferences or privileges senior to the common stock sold to the crowdfunding investors, or increasing the authorized number of shares of stock of the company; or (d) creation of any debt security.

22. What are the risks to purchasers associated with corporate actions including:

1. **Additional issuances of securities**
2. **Issuer repurchases of securities**
3. **A sale of the issuer or of assets of the issuer**
4. **Transactions with related parties**

The authorization and issuance of additional shares of the company's common stock will dilute the ownership of the crowdfunding investors. As a result, if the company achieves profitable operations in the future, its net income per share will be reduced because of dilution, and the market price of the company's common stock, if there is a market price, could decline as a result of the additional issuances of securities. If the company repurchases securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, the company may not have enough cash available for marketing expenses, growth, or operating expenses to reach The Company's goals. If

The Company does not have enough cash to operate and grow, it anticipates the market price of its securities would decline. A sale of the company or of all of the assets of the company may result in an entire loss of your investment. The Company cannot predict the market value of the company or its assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to Med-X, Inc. investors. The Company may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms.

23. Describe the material terms of any indebtedness of the issuer:

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
Matthew Mills and Jennifer Mills	$500,000	5.265%	08/06/2023
Joseph Winograde	$500,000	4.0%	12/31/2024

On August 6, 2022, the Company entered into a line of credit agreement with two of its executive officers (the "Line of Credit Agreement"). The Line of Credit Agreement provides for advances as needed up to a maximum of $500,000 for working capital. The amount outstanding on the Line of Credit Agreement shall be due and payable on the earlier to occur of (a) an event of default or (b) the effective date the Company lists on a public stock exchange or one year from the execution date. Events of default under the terms of the agreement include nonpayment of principal or interest, when due, subject to a five (5) day cure period; voluntary or involuntary bankruptcy or receivership or declaration of insolvency; misrepresentation in the Line of Credit Agreement or documentation; material defaults under any term of the Line of Credit Agreement which has been noticed and remains uncured for thirty (30) days. As of September 30, 2023 and December 31, 2022, the Company has drawn $499,666 and $500,000, respectively, against the Line of Credit Agreement and it is currently fully utilized. On September 28, 2023, the Company entered into an amendment to the promissory

note issued in connection with the Line of Credit Agreement pursuant to which amounts owed under the agreement will automatically convert into shares of common stock.

24. Other Exempt Offerings The Company has Conducted within the Past Three Years:

4/22/21 Raised $2,881,602 issuing shares of Common Stock for working capital through a Regulation D, Rule 506(c) exemption.

10/01/21 Raised $2,987,199 issuing shares of Common Stock for working capital through a Regulation D, Rule 506(c) exemption.

10/19/22 Raised $3,450,000 issuing shares of Common Stock for working capital through a Regulation D, Rule 506(c) exemption.

5/5/23 Raised $3,358,000 issuing shares of Common Stock for working capital through a Regulation D, Rule 506(c) exemption.

2/27/24 Raised $1,150,000 issuing shares of Common Stock for working capital through a Regulation D, Rule 506(c) exemption.

5/9/24 Raised $520,000 issuing shares of Common Stock for working capital through a Regulation D, Rule 506(c) exemption.

25. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. Any director or officer of the issuer;
2. Any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
4. Any immediate family members of any of the foregoing persons.

No.

Financial Condition of the Issuer

26. Operating History:

The Company has been operating since February 24th, 2014.

27. Description of the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations:

Financial Statements can be found in Exhibit A

Revenue: Revenue for the year ended December 31, 2023 was $1,894,784 compared to $1,852,775 for the year ended December 31, 2022. The increase in revenue of $42,009 is attributable to an increase in sales specifically from our Thermal-Aid brand, predominantly as a result of a large increase in online sales, offset by a decline in sales of our Malibu Brands items. Costs of goods sold were $1,641,617 and $1,570,977, respectively in the years ended December 31, 2023 and 2022.

As of December 31, 2023, the Company's trade accounts receivable was $50,105 from 50 customers. For the year ended December 31, 2023, the Company received 18% of its revenue from one customer; specifically 18% from Target Specialty Products.

As of December 31, 2022, the Company's trade accounts receivable was $65,373 from 79 customers. For the year ended December 31, 2022, the Company received 32% of its revenue from two customers, specifically 19% from Target Specialty Products 13% from Veseris.

Operating Expenses. Operating expenses for the year ended December 31, 2023 were $6,676,536 as compared to $7,603,656 for the year ended December 31, 2022. The decrease in operating expenses is attributable mainly to a decrease in selling and marketing expense as the Company's online/ecommerce sales marketing platform found additional efficiencies.

Net Loss. Net loss for the year ended December 31, 2023 was $6,478,496 compared to $7,338,431 for the year ended December 31, 2022. This decrease in net loss is due to a decrease in operating expenses which is attributable mainly to a decrease in selling and marketing expenses, professional fees and personnel related expenses, offset but a slight increase to general and administrative costs. Currently operating costs exceed revenue due to revenue growing at a slower pace than anticipated. We cannot be sure when or if revenue will exceed operating costs. Operating expenses for the years ended December 31, 2023 and 2022 include non-cash compensation expenses in the form of shares issued for consulting fees valued at $2,081,833 and $1,877,334, respectively.

Med-X had cash and equivalents of $65,747 and $209,472 at December 31, 2023 and 2022, respectively, the decrease in cash balance at year end is primarily related to additional expenditures

in the final quarter of fiscal 2023 related to our ongoing efforts to conclude our IPO and associated legal, audit and other fees. We raised proceeds of $3,989,767 and $3,261,832 from the sale of common stock in the years ended December 31, 2023 and 2022, respectively.

During the year ended December 31, 2023, we used $4,103,260 of cash for operating activities. During the year ended December 31, 2022 we used $4,878,979 of cash for operating activities. A portion of the funds was used to pay general and administrative costs, professional fees and sales and marketing activities. Noncash operating activities included compensation expenses in the form of shares issued for consulting fees valued at $2,081,833 and $1,877,334, respectively.

Cash provided by financing activities during the year ended December 31, 2023 was $3,959,535. Of this amount, $3,989,767 was related to the issuance of shares of common stock, repayment of principal on debt was $2,202, repayments to a related party promissory note were $3,078 and repayments towards a promissory note were $24,952. Cash provided by financing activities during the year ended December 31, 2022 was $3,769,876. Of this amount, $3,261,832 was related to the issuance of shares of common stock, repayment of principal on debt was $9,695, borrowings from third parties was $30,945, borrowings from related parties was $502,744, and the repurchase of shares sold by an executive officer was $15,951. Since our inception, our capital needs have primarily been funded from net proceeds from private placements and other equity offerings.

Cash used in investing activities was $48,710 in the year ended December 31, 2022 related to the purchase of property and equipment compared to cash provided by investing activities of $0 in the year ended December 31, 2023.

For the historical results of operations, please review the reviewed financial statements attached.

28. Financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception *if* shorter.

See Exhibit A

29. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. In connection with the purchase or sale of securities?
ii. Involving the making of any false filing with the commission?
iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?

2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
   i. In connection with the purchase or sale of any security?
   ii. Involving the making of any false filing with the Commission?
   iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?
3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
   i. At the time of the filing this offering statement bars the person from:
      1. Association with an entity regulated by such commission, authority, agency or officer.
      2. Engaging in business of securities, insurance, or banking?
      3. Engaging in savings association or credit union activities?

   ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?
4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (:f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
   i. Suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment advisor or funding portal?
   ii. Places limitations on the activities, functions or operations of such person?
   iii. Bars such person from being associated with any entity or from participating in the offering of any penny stock.
5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
   i. Any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(l) of the Securities Act, Section lO(b) of the Exchange Act, Section 15(c)(l) of the Exchange Act and Section 206(1) of the Investment Advisors Act of 1940 or any other rule or regulation thereunder?
   ii. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Med-X, Inc. answers 'NO' to all of the above questions.

Other Material Information

30. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading. The following documents are being submitted as part of this offering:

<u>*Governance:*</u>
Articles of Incorporation: See Attachment in Form C Filing
Corporate Bylaws: See Attachment in Form C Filing

<u>*Exhibits:*</u>
Financials: See Exhibit A

Offering Page: See Exhibit B

Subscription Agreement: See Exhibit C

MED-X, INC.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023
AND 2022

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(AUDITED)



INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Med-X, Inc.
Canoga Park, California

Opinion

We have audited the consolidated financial statements of Med-X, Inc., which comprise the consolidated balance sheets as of December 31, 2023 and December 31, 2022, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Med-X, Inc. as of December 31, 2023 and December 31, 2022, and the result of its consolidated operations and its consolidated cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the consolidated Financial Statements section of our report. We are required to be independent of Med-X, Inc., and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Med-X, Inc.'s ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these consolidated financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Med-X, Inc.'s internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Med-X, Inc.'s ability to continue as a going concern for a reasonable period of time

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

SetApart Accountancy Corp.

June 4, 2024
Los Angeles, California

MED-X, INC.

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	65,747	$	209,472
Accounts Receivable, net		50,105		65,373
Inventory		536,241		770,453
Prepaids and Other Current Assets		80,290		146,710
Total Current Assets		**732,383**		**1,192,008**
Property and Equipment, net		30,955		44,881
Right-of-Use Asset		521,862		804,142
Intangible Assets		5,504		7,304
Security Deposit		54,624		54,624
Total Assets	$	**1,345,328**	$	**2,102,959**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable and Accrued Liabilities	$	667,460	$	602,030
Credit Cards		75,851		87,086
Current Portion of Loans and Notes				2,202
Accounts Payable and Accrued Liabilities, related party				84,398
Line of Credit		20,635		45,587
Line of Credit Agreement, related party		499,666		502,744
Current Portion of Lease Liability		339,524		
Total Current Liabilities		**1,603,136**		**1,324,047**
Lease Liability, net of current portion		282,293		919,365
Total Liabilities		**1,885,429**		**2,243,412**
STOCKHOLDERS EQUITY				
Common Stock: $0.001 par value, 300,000,000 shares authorized. 225,816,175 and 154,972,842 shares issued and outstanding as of December 31, 2023 and 2022, respectively.		225,816		154,973
Preferred Stock: 10,000,000 authorized, $0.001 par value; Series A Preferred Stock: 10,000 shares authorized, issued and outstanding		10,000		10,000
Additional Paid in Capital		50,589,325		44,581,320
Accumulated Deficit		(51,365,242)		(44,886,746)
Total Stockholders' Equity		**(540,101)**		**(140,453)**
Total Liabilities and Stockholders' Equity	$	**1,345,328**	$	**2,102,959**

See accompanying notes to consolidated financial statements.

MED-X, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net Revenue	$ 1,894,784	$ 1,852,775
Cost of Goods Sold	1,641,617	1,570,977
Gross Profit	253,167	281,798
Operating expenses		
General and Administrative	5,587,807	5,835,147
Sales and Marketing	1,088,729	1,768,509
Total Operating Expenses	6,676,536	7,603,656
Operating Loss	(6,423,369)	(7,321,858)
Interest Expense	55,127	16,687
Other Loss/(Income)		(114)
Loss Before Provision for Income Taxes	(6,478,496)	(7,338,431)
Provision/(Benefit) for income taxes		
Net Loss	**$ (6,478,496)**	**$ (7,338,431)**

See accompanying notes to consolidated financial statements.

MED-X, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in, $US}	Common Stock Shares	Amount	Preferred Shares Shares	Amount	Additional Paid In Capital	Accumulated Deficit	Total Shareholder Equity
Balance-December 31, 2021	137,224,433	$ 137,224	10,000,000	$ 10,000	$ 39,468,322	$ (37,548,315)	$ 2,067,231
Stock Based Compensation for Consulting Services	2,346,667	2,347			1,874,987		1,877,334
Issuance of Common Stock for Cash, net of offering costs	15,401,742	15,402			3,214,528		3,229,930
Shares Repurchased	(105,497)	(105)			(68,341)		(68,446)
Resale of Purchased Shares	105,497	105			84,292		84,397
Stock Option, Non-Cash Compensation					7,533		7,533
Net Loss						(7,338,431)	(7,338,431)
Balance-December 31, 2022	154,972,842	$ 154,973	10,000,000	$ 10,000	$ 44,581,320	$ (44,886,746)	$ (140,453}
Stock Option, Non-Cash Compensation					7,248		7,248
Stock Based Compensation for Consulting Services	20,818,333	20,818			2,061,015		2,081,833
Issuance of Common Stock for Cash, net of offering costs	50,025,000	50,025			3,939,742		3,989,767
Net Loss						(6,478,496)	(6,478,496)
Balance-December 31, 2023	225,816,175	$ 225,816	10,000,000	$ 10,000	$ 50,589,325	$ (51,365,242)	$ (540,101}

See accompanying notes to consolidated financial statements.

MED-X, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		2023		2022
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Loss	$	(6,478,496)	$	(7,338,431)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation Expense		13,926		27,614
Amortization Expense		1,800		1,428
Non-cash Lease Expense		(15,268)		34,130
Consulting Expense, settled through stock issuance		2,081,833		1,877,334
Share-Based Compensation Expense		7,248		7,533
Changes in Operating Assets and Liabilities:				
Accounts Receivable, net		15,268		(36,677)
Inventory		234,212		162,952
Prepaids and Other Current Assets		66,420		123,327
Accounts Payable		65,430		198,587
Credit Cards		(11,235)		87,086
Accounts payable and accrued liabilities, related party		(84,398)		30,762
Security Deposit				(54,624)
Net Cash Used in Operating Activities		**(4,103,260)**		**(4,878,979)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment				(48,710)
Net Cash Used In Investing Activities				**(48,710)**
CASH FLOW FROM FINANCING ACTIVITIES				
Common Stock Issued for Cash, net of offering costs		3,989,767		3,229,930
Payments for Repurchased Shares				15,951
Borrowings/ (Repayment) - Line of Credit		(24,952)		30,945
Borrowing/ (Repayment) - Line of Credit Agreement, related party		(3,078)		502,744
Repayment of Loans and Notes		(2,202)		(9,694)
Net Cash Provided by Financing Activities		**3,959,535**		**3,769,876**
Net Change in Cash and Cash Equivalents		(143,725)		(1,157,814)
Cash-Beginning of the Year		209,472		1,367,286
Cash-End of the Year	$	**65,747**	$	**209,472**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During the Year for Interest	$	52,338	$	319
Cash Paid During the Year for Income Taxes	$		$	

See accompanying notes to consolidated financial statements.

1.   NATURE OF OPERATIONS

Med-X, Inc. was incorporated on February 24, 2014, in the state of Nevada. The company has a wholly-owned subsidiary, Pacific Shore Holdings, Inc., which was established on August 12, 1981, in the state of Delaware. Med-X acquired this subsidiary through a merger in April of 2018. The consolidated financial statements of Med-X, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Canoga Park, California.

The Company and PSH developed a series of natural "green" branded products under our product names: Nature-Cide®, Thermal-Aid®, and Malibu Brands. Nature-Cide® products are all-natural essential oil blends of indoor and outdoor pesticide/insecticide/repellent developed for multiple industries, including professional pest control, Turf, janitorial, hospitality, transportation and agriculture, and the Cannabis and Hemp cultivation and products industries. Thermal-Aid®, Thermal-Aid Zoo® and the Thermal-Aid Headache Relief System® are 100% natural heating/cooling pain and physical therapy products for painful ailments affecting adults, children and animals. Nature-Cide® and Thermal-Aid® are distributed through ecommerce platforms and through national and international distribution outlets positioned around the United States (US) and Asia.

Malibu Brands are all-natural essential oils, including Hemp and CBD oil products, designed to treat a variety of ailments and while we are marketing certain formats of these products, other formulations are still in the development stage. The Company also operates the MJT Network® through the Company's online media platform, www.marijuanatimes.org, which publishes Cannabis media content to generate revenue from advertisers and traffic optimizing venues. The network includes smart phone and tablet applications and publishes a daily news video through social and news applications. As these core businesses evolve, we will seek to develop and monetize techniques for the recognition and extraction of Cannabis compounds for the medical industry, and a cost-effective pharmacy automation system for the pharmaceutical and cannabis industries.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Consolidation

The Company's consolidated financial statements include the accounts of Med-X Inc., and its wholly owned subsidiary, Pacific Shore Holdings, Inc. over which the Company exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

STATEMENTS OF CASH FLOWS

The preparation of consolidation financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023 and December 31, 2022, the Company's cash and cash equivalents did not exceeded FDIC insured limits.

Accounts Receivable and Allowance for Expected Credit Loss

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument- Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2023, and 2022, the Company determined that no allowance for expected credit loss was not material to these consolidated financial statements.

Inventories

Inventories are stated at the lower of cost (first-in, first-out basis) or net realizable value. Inventories are periodically evaluated to identify obsolete or otherwise impaired products and are written off when management determines usage is not probable. The Company estimates the balance of excess and obsolete inventory by analyzing inventory by age using last used and original purchase date and existing sales pipeline for which the inventory could be used.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

STATEMENTS OF CASH FLOWS)

Category	Useful Life
Buildings & Improvements	Lease term
Furniture & Equipment	3 years
Software and Website	5 years
Vehicles	Lease term

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

Intangible assets with finite lives, such as trademark & copyrights, are amortized on a straight-line basis over their estimated useful lives. The useful life of the trademark is deemed as 15 years.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

Cash Concentrations

STATEMENTS OF CASH FLOWS

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Customer Concentrations

As of December 31, 2023, and 2022, the Company earned 18% and 32%, respectively, revenue from one specific customer.

Supplier Concentrations

As of December 31, 2023, and 2022, the Company made purchases from 2 major suppliers that accounted for 78% and 77%, respectively.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Through the years ended December 31, 2023, and 2022, the Company generated revenues from selling its products to customers and distributors using (i) the Amazon eCommerce portal; (ii) its owned and operated eCommerce website; (iii) third party distributors; and (iv) on occasion, direct to end user. The Company considers its performance obligations satisfied upon shipment of the purchased products to the customer with respect to sales processed by third party fulfilment centers and delivery of the product for sales made to distributors or direct to end user. Returns of products from customer purchases using the Amazon resale portal are refunded by Amazon to the customer and products are returned to the Company's warehouse inventory with no restocking fees incurred by the customer. The Company evaluates returns from customers purchasing products using its eCommerce site on a case-by-case basis and generally will issue replacement product in the limited cases of product returns. Returns by distributors or direct to end user customers are also reviewed on a case-by-case basis for product replacement if the Company determines it is warranted. The Company has no policy requiring cash refunds. Revenue also includes immaterial advertising sales from our online media platform.

Cost of sales

Cost of sales includes actual product cost, shipping to distribution centers and reseller warehouses, labor, cost of warehousing and allocated overheard, which is applied on a per Unit basis.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022, amounted to $1,049,098 and $1,768,509, which is included in sales and marketing expenses.

STATEMENTS OF CASH FLOWS
Offering Costs

Costs incurred in connection with raising capital by the issuance of common stock under our Regulation A+ offering and Rule 506(c) private placements have been recorded as contra equity and deducted from the capital raised. Costs associated with the proceeds from an Initial Public Offering (IPO) on Form S-1 are capitalized under prepaid expenses and other current assets until such time as the success or failure of the IPO can be determined, at which time the costs will be recorded as contra equity or expensed. Offering costs include legal, accounting, investment banking, underwriting, printing, and regulatory and filing fees.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1-Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2-Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3-Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 15, 2024, which is the date the financial statements were issued.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022, using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retained earnings.

3.   INVENTORY

Inventory consists of the following items:

As of December 31,	2023	2022
Raw Materials	326,214	425,529
Finished Goods	210,027	344,924
Total Inventory	$ **536,241**	$ **770,453**

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following items:

As of December 31,	2023	2022
Advances to Suppliers	31,831	87,782
Prepaid Rent	14,969	13,472
Other Current Assets	33,490	45,456
Total Prepaids and Other Current Assets	$ **80,290**	$ **146,710**

Accounts payable and accrued liabilities consists of the following items:

As of December 31,	2023	2022
Accounts Payable	464,344	391,463
Accrued Employee Compensation	134,155	143,641
Other Payroll Liabilities	68,961	66,926
Total Accounts Payable and Accrued Liabilities	$ **667,460**	$ **602,030**

5.   PROPERTY AND EQUIPMENT

As of December 31, 2023, and December 31, 2022, property and equipment consists of:

As of December 31,	2023	2022
Buildings & Improvements	$ 337,806	$ 337,806
Furniture & Equipment	320,218	320,218
Software and Website	166,514	166,514
Vehicles	164,485	164,485
Property and Equipment, at cost	**989,023**	**989,023**
Accumulated Depreciation	(958,068)	(944,142)
Property and Equipment, Net	**$ 30,955**	**$ 44,881**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2023, and 2022 was in the amount of $13,926 and $27,614, respectively.

6.   INTANGIBLE ASSETS

As of December 31, 2023, and December 31, 2022, intangible asset consist of:

As of Year Ended December 31,	2023	2022
Trademark	$ 26,994	$ 26,994
Intangible assets, at cost	**26,994**	**26,994**
Accumulated Amortization	(21,490)	(19,690)
Intangible Assets, net	**$ 5,504**	**7,304**

Entire intangible assets have been amortized. Amortization expense for the fiscal year ended December 31, 2023, and 2022 was in the amount of $1,800 and $1,428, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2023:

For the Year Ended December 31,	
2024	$ 1,800
2025	1,800
2026	1,800
2027	104
Thereafter	
Total	**$ 5,504**

7.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 300,000,000 shares of common stock at a par value of $0.001 per share. As of December 31, 2023, and December 31, 2022, 225,816,175 and 154,972,842 shares have been issued and are outstanding.

)

On October 26, 2022, the Company filed a Private Placement Memorandum for accredited investors only. This offering was for 30,000,000 shares of common stock at $0.10 per share for a total of $3,000,000 or $3,450,000 if the over-allotment option was exercised. This offering was completed, including the exercise of an over-allotment option, on May 5, 2023. On May 6, 2023, the Company filed a new Private Placement Memorandum for accredited investors only. This offering was for 30,000,000 shares of common stock at $0.10 per share for a total of $3,000,000 or $3,450,000 if the over-allotment option was exercised.

During the year ended December 31, 2023, the Company sold 50,025,000 shares of common stock at $0.10 per share in its private placement. The Company received proceeds of $3,989,767, net of offering costs.

During the year ended December 31, 2023, the Company also issued 20,818,333 shares of common stock for consulting services which were valued at $2,081,833.

During the year ended December 31, 2022, the Company issued 3,473,533 shares of common stock at $0.60 per share under a private placement. The Company also issued 10,715,000 shares of common stock at $0.10 per share under private placement.

During the year ended December 31, 2022, the Company also issued 2,346,667 shares of common stock for consulting services which were valued at $1,877,987.

Preferred Stock

The Company is authorized to issue 10,000,000 shares of preferred shares at a par value of $0.001. As of December 31, 2023, and December 31, 2022, 10,000,000 shares of preferred stock have been issued and are outstanding.

8. SHAREBASED COMPENSATION

During 2016, the Company authorized the Stock Incentive Plan (which may be referred to as the "Plan"). The Company reserved 10,000,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants.

The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2023
Expected life (years)	10.00
Risk-free interest rate	1.56%
Expected volatility	88%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards		Weighted Average Exercise		Weighted Average Contract Term
Outstanding at December 31, 2021	$	3,965,000	$	0.63	
Granted					
Exercised					
Expired/Cancelled					
Outstanding at December 31, 2022	$	3,965,000	$	0.63	3.76
Exercisable Options at December 31, 2022	$	3,751,250	$	0.62	3.76
Granted					
Exercised					
Expired/Cancelled					
Outstanding at December 31, 2023	$	3,965,000	$	0.63	2.76
Exercisable Options at December 31, 2023	$	3,893,750	$	0.62	2.76

Stock option expense for the years ended December 31, 2023 and December 31, 2022 was $7,248 and $7,533, respectively.

Warrants

A summary of the Company's warrants activity and related information is as follows:

	Number of Awards		Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2021	$	281,388	$ 0.60	4.70
Granted				
Exercised				
Expired/Cancelled				
Outstanding at December 31, 2022	$	281,388	$ 0.60	3.70
Granted				
Exercised				
Expired/Cancelled				
Outstanding at December 31, 2023	$	281,388	$ 0.63	2.70

The aggregate intrinsic value of the warrants as of December 31, 2023, and December 31, 2022, is $0.

9. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2023			For the Year Ended December 2022		
Description	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Ford Truck - 2018	$ 38,845	5.49%	3/30/2018	4/13/2023				2,202 $		2,202

Line of Credit

The Company entered into a Loan and Security Agreement (the "Loan Agreement") and a promissory note (the "Note") with Crestmark Bank. The maximum amount that can be borrowed under the Promissory Note is $1,500,000. The Loan Agreement establishes the collateral and required terms for establishing a factoring of Accounts Receivable. Accounts Receivable are collected 87% up-front from Crestmark Bank, 13% collected upon customer payment, and deduction of fees by Crestmark Bank are paid as a deduction against factored amounts remitted to the Company. Interest on the outstanding balance is calculated at two (2%) percent above Prime Rate. At no time will the rate be lower than five and one quarter (5.25%) percent per annum. As of December 31, 2023 and December 31, 2022, the outstanding balance was $20,635 and $45,587 respectively.

Line of Credit- Related Party

On August 6, 2022, the Company entered into a Line of Credit Agreement (the "Line of Credit Agreement") with two of its executive officers. The Line of Credit Agreement provides for advances as needed up to a maximum of $500,000 for working capital. The amount outstanding on the Line of Credit Agreement shall be due and payable on the earlier to occur of (a) event of default or (b) the effective date the Company lists on a public stock exchange or one year from the execution date.

Events of default under the terms of the agreement include nonpayment of principal or interest, when due, subject to a five (5) day cure period; voluntary or involuntary bankruptcy or receivership or declaration of insolvency;

STATEMENTS OF CASH FLOWS)

misrepresentation in the Line of Credit Agreement or documentation; material defaults under any term of the Line of Credit Agreement which has been noticed and remains uncured for thirty {30) days.

On September 28, 2023, Med-X agreed to an Amendment to the aforementioned Promissory Note dated August 6, 2022, with two of its executive officers to have the Note automatically be converted in full to Med-X common stock at the IPO price. In the event Med-X does not consummate an IPO, the original terms of the Note shall apply. As of December 31, 2023, and December 31, 2022, the Company has drawn $499,666 and $500,000, respectively against the Line of Credit Agreement and had interest payable of $2,787 and $2,744, respectively.

10. LEASES

The Company conducts its operations from facilities in Canoga Park, California that was initially leased under a five-year lease which expired September 14, 2020. The Company renewed its lease for an additional five-year term which expires October 14, 2025. The lease is subject to an annual adjustment based upon an increase in the Consumer Price Index in the Los Angeles Area. Monthly payments range from $22,453 to $34,429 and contain escalation clauses. Rent expense is recorded on a straight-line basis over the lease term.

As of December 31,		2023		2022
Operating Leases:				
Right-of-use Assets	$	521,862	$	894,142
Lease Liabilities:				
Lease Liabilities	$	621,817	$	919,365

The weighted average lease term for the Company's operating leases as of December 31, 2023, and 2022 was 1.8 years and 2.8 years, respectively.

The weighted average discount rate used for operating leases is 6.75% for the years ended December 31, 2023, and 2022.

Minimum future lease payments under non-cancellable operating leases as of December 31, 2023, are as follows:

For the Year Ended December 31,		
2023	$	342,790
2024		309,858
2025		
2026		
Thereafter		
Less: Present Value Discount		{30,831)
Total	$	**621,817**

11. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023, and December 31, 2022 consists of the following:

As of Year Ended December 31,	2023	2022
Net Operating Loss	$ (1,933,183)	$ (2,191,443)
Valuation Allowance	1,933,183	2,191,443
Net Provision for income tax	$	$

Significant components of the Company's deferred tax assets and liabilities at December 31, 2023, and December 31, 2022 are as follows:

As of Year Ended December 31,	2023	2022
Net Operating Loss	$ (5,607,687)	$ (3,674,504)
Valuation Allowance	5,607,687	3,674,504
Total Deferred Tax Asset	$	$

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023 and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $18,792,518, and the Company had state net operating loss ("NOL") carryforwards of approximately $18,792,518. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the consolidated financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

12. RELATED PARTY

On August 6, 2022, the Company entered into a Line of Credit Agreement (the "Line of Credit Agreement") with two of its executive officers. The Line of Credit Agreement provides for advances as needed up to a maximum of $500,000

STATEMENTS OF CASH FLOWS

for working capital. The amount outstanding on the Line of Credit Agreement shall be due and payable on the earlier to occur of (a) event of default or (b) the effective date the Company lists on a public stock exchange or one year from the execution date. Events of default under the terms of the agreement include nonpayment of principal or interest, when due, subject to a five (5) day cure period; voluntary or involuntary bankruptcy or receivership or declaration of insolvency; misrepresentation in the Line of Credit Agreement or documentation; material defaults under any term of the Line of Credit Agreement which has been noticed and remains uncured for thirty (30) days. On September 28, 2023, Med-X agreed to an Amendment to the aforementioned Promissory Note dated August 6, 2022, with two of its executive officers to have the Note automatically be converted in full to Med-X common stock at the IPO price. In the event Med-X does not consummate an IPO, the original terms of the Note shall apply. As of December 31, 2023, and December 31, 2022, the Company has drawn $499,666 and $500,000, respectively against the Line of Credit Agreement and had interest payable of $2,787 and $2,744, respectively.

During the years ended December 31, 2022, and 2021, the Company purchased and resold 105,497 and 163,200 shares of its common stock, respectively, from its CEO, Matthew Mills for cash of $84,398 and $130,560, or $0.80 per share. In the year 2022, the fair market value of 24,541 of the repurchased shares was $0.15, as determined by an independent valuation report; the fair market value of the remaining 80,956 shares repurchased was $0.80 per share. In the year 2021, the fair market value of 163,200 shares was $0.15, as determined by an independent valuation report. The Company recorded share-based compensation in consideration of the purchase price of the shares in excess of fair market value of $15,952 and $106,080 in the years ended December 31, 2022, and 2021. There were no shares purchased from Mr. Mills for resale in the year ended December 31, 2023. As of December 31, 2023, and December 31, 2022, the amount due to Matthew Mills for shares repurchased is $0 and $84,398, respectively.

Mark Richardson of the law firm Richardson & Associates, a shareholder of the Company, provides legal services for the Company's SEC reporting and compliance activities. During the years ended December 31, 2022, and 2021, Mr. Richardson invoiced the Company $11,000 and $60,705, respectively. There were no additional invoices incurred during the year ended December 31, 2023.

The Company's subsidiary, PSH, has an exclusive royalty-free worldwide master license in perpetuity from Matthew Mills, our CEO and one of the founders of the Company to commercialize the Nature-Cide brand and line of products. The master license can be terminated by Mr. Mills in certain circumstances, such as a material breach of the agreement by PSH or its insolvency. Upon the closing of the Merger on April 16, 2018, a Nature-Cide sublicense agreement between PSH, as sub licensor, and the Company, as sublicensee, was merged and terminated. Accordingly, PSH can sell Nature-Cide directly to all potential customers for the product throughout the world.

In June 2012 the Company's subsidiary, PSH, entered into a licensing agreement with Dr, Morton I Hyson, MD, PC, a director of the Company, dba Hyson Medical Products whereunder PSH was granted an exclusive license to utilize patents for certain branded products in consideration of a fee of 5% of the net sales of associated PSH branded products thirty days after each calendar quarter for five (5) years from commencement of sales, or the term of the agreement, whichever is longer. The agreement carried an initial term of five (5) years and is automatically extended thereafter for additional 12-month terms unless either party notifies the other party of the termination of the agreement, with at least six (6) months prior written notice.

13. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

14. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023, through May 15, 2024, which is the date the consolidated financial statements were available to be issued.

On September 15, 2023, the Company entered an agreement with Joseph Winograde to purchase 49% of Napco Painting Contractors, Inc. for $500,000 in cash and issued a $2,500,000 convertible promissory note. The note converts into common stock at the IPO price. If the Company's stock isn't listed on Nasdaq within 90 days, the transaction will be canceled. On December 13, 2023, an amendment extended the listing date to March 14, 2024, which later expired. Consequently, the transaction has been reversed as of the financial statement's issue date, retroactively affecting results from December 31, 2023, with no investment in NAPCO included. The Company is negotiating a renewal to both Amendments.

Between January 1, 2024, and May 15, 2024, the Company sold 20,840,000 shares of common stock at $0.10 per share in its private placement. The Company received net proceeds of $1,738,850.

Between January 1, 2024, and May 15, 2024, the Company issued 20,640,000 shares of common stock to several consultants for consulting services provided in the period, which were valued at $2,064,000 and expensed.

There have been no other events or transactions during this time which would have a material effect on these consolidated financial statements.

15. GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $6,423,369, an operating cash outflow of $4,103,260 and liquid assets in cash of $65,747, which are less than a year worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying consolidated financial statements do not include any adjustments that might result from these uncertainties.